# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agora, Inc., CIK 0001802883
CUSIP: 00851L103
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 8/F, Bldg. 12, ChuangZhiTianDi Phase III, 333 Songhu Road, Shanghai, China (F4), 200433
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001843236

## Reporting persons
- Bin (Tony) Zhao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 91,277,391; sole dispositive power 0; shared dispositive power 91,277,391; aggregate amount beneficially owned 91,277,391 (27% of the class)
  Comment: Includes (a) 76,179,938 Class B ordinary shares held by Much ado Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by Much ado Limited in Agora, Inc.; and (b) 7,267,029 Class A ordinary shares and 7,830,424 Class A ordinary shares (as represented by 1,957,606 ADSs) held by YY TZ Limited, a British Virgin Islands company where Mr. Bin (Tony) Zhao is the sole director and, as such, has discretionary authority to vote and dispose of the shares held by YY TZ Limited in Agora, Inc.
  
  The percentage of the class of securities beneficially owned by each reporting person is calculated based on 338,199,143 ordinary shares as a single class, being the sum of 262,019,205 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2026, as disclosed in Agora, Inc.'s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission on April 15, 2026.
- Much ado Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 76,179,938; sole dispositive power 0; shared dispositive power 76,179,938; aggregate amount beneficially owned 76,179,938 (22.5% of the class)
- YY TZ Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 15,097,453; sole dispositive power 0; shared dispositive power 15,097,453; aggregate amount beneficially owned 15,097,453 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Agora, Inc.
Address of issuer's principal executive offices: Floor 8, Building 12, Phase III of ChuangZhiTianDi, 333 Songhu Road, Yangpu District, Shanghai, 200433, People's Republic of China

## Item 2. Person Filing
Name of person filing:
Bin (Tony) Zhao
Much ado Limited
YY TZ Limited
Address of principal business office or, if none, residence:
Bin (Tony) Zhao
c/o Agora, Inc.
2804 Mission College Blvd
Santa Clara, California 95054
United States

Much ado Limited
Trident Chambers, PO Box 146
Road Town, Tortola
British Virgin Islands

YY TZ Limited
Luna Tower, Waterfront Drive,
Road Town, Tortola, VG1110
British Virgin Islands
Citizenship:
Mr. Bin (Tony) Zhao - People's Republic of China
Much ado Limited - British Virgin Islands
YY TZ Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Bin (Tony) Zhao: 91,277,391 ordinary shares, consisting of 76,179,938 Class B ordinary shares held by Much ado Limited, plus 15,097,453 Class A ordinary shares held by YY TZ Limited.
Much ado Limited: 76,179,938 ordinary shares, representing 76,179,938 Class B ordinary shares held by Much ado Limited.
YY TZ Limited: 15,097,453 ordinary shares, representing 15,097,453 Class A ordinary shares held by YY TZ Limited, of which 7,830,424 Class A ordinary shares are represented by 1,957,606 ADSs.
Percent of class:
Bin (Tony) Zhao: 27.0%.
Much ado Limited: 22.5%
YY TZ Limited: 4.5%.

The percentage of class is calculated based on 338,199,143 ordinary shares as a single class, being the sum of 262,019,205 Class A ordinary shares and 76,179,938 Class B ordinary shares outstanding as of March 31, 2026, as disclosed in Agora, Inc.'s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on April 15, 2026.
Sole power to vote or to direct the vote:
Bin (Tony) Zhao: 0
Much ado Limited: 0
YY TZ Limited: 0
Shared power to vote or to direct the vote:
Bin (Tony) Zhao: 91,277,391 ordinary shares
Much ado Limited: 76,179,938 ordinary shares
YY TZ Limited: 15,097,453 ordinary shares
Sole power to dispose or to direct the disposition:
Bin (Tony) Zhao: 0
Much ado Limited: 0
YY TZ Limited: 0
Shared power to dispose or to direct the disposition:
Bin (Tony) Zhao: 91,277,391 ordinary shares
Much ado Limited: 76,179,938 ordinary shares
YY TZ Limited: 15,097,453 ordinary shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Bin (Tony) Zhao: /s/ Bin (Tony) Zhao, N/A (05/15/2025)
- Much ado Limited: /s/ Bin (Tony) Zhao, Director (05/15/2025)
- YY TZ Limited: /s/ Bin (Tony) Zhao, Director (05/15/2025)